United States Securities and Exchange Commission
Washington, D.C. 20549
Form 11-K
Annual Report
Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2019

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 001-15202

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
W. R. Berkley Corporation Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
W. R. Berkley Corporation
475 Steamboat Road
Greenwich, CT 06830

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
December 31, 2019 and 2018
Index to Financial Statements and Supplemental Schedule

Page(s)
Report of Independent Registered Public Accounting Firm    pg.1

Financial Statements:

Statements of Net Assets Available for Plan Benefits as of December 31, 2019 and 2018    pg.2
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2019    pg.3
Notes to Financial Statements    pg.4 - 10

Supplemental Schedules*:

Schedule H, line 4a — Schedule Line 4a – Schedule of Delinquent Participant Contributions for the
year ended December 31, 2019    pg.11
Supplemental Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2019    pg.12 - 13

Exhibit 23 - Consent of Independent Registered Public Accounting Firm    EX-23

* Schedules required by Form 5500 which are not applicable have not been included herein.

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator
W. R. Berkley Corporation Profit Sharing Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of W. R. Berkley Corporation Profit Sharing Plan (the Plan) as of December 31, 2019 and 2018, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2019, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4a- Schedule of Delinquent Participant Contributions for the year ended December 31, 2019 and Schedule H, line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2019, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP
We have not been able to determine the specific year that we began serving as the Plan’s auditor, however we are aware that we have served as the Plan’s auditor since at least 1993.
Stamford, Connecticut
June 29, 2020

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2019 and 2018

	2019	2018
Assets:
Investments, at fair value (note 6):
W. R. Berkley Corporation Common Stock Fund	$158,637,278	$117,961,742
Mutual Funds	300,032,826	367,482,766
Common Collective Trusts	784,735,181	505,296,619
Money Market Funds	70,107,056	67,670,107
Other Investments	219,244	109,658
Total Investments	1,313,731,585	1,058,520,892

Participant loans receivable	16,832,548	16,957,467

Contributions receivable employer	44,329,141	42,303,063

Total Assets	1,374,893,274	1,117,781,422

Liabilities:
Payable for securities purchased	91,217	1,689,908
Payable for trustee, administrative fees and other	4	73,657
Total Liabilities	91,221	1,763,565

Net assets available for plan benefits	$1,374,802,053	$1,116,017,857
See accompanying notes to financial statements.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2019

Additions to net assets attributed to:
Investment income:
Interest and dividends	$23,004,003
Net appreciation in fair value of investments	252,605,654
Net investment income	275,609,657

Interest on participant loans	638,324

Contributions:
Employer	44,329,141
Participants	42,727,537
Rollovers	9,849,923
Total contributions	96,906,601

Total additions	373,154,582

Deductions from net assets attributed to:
Benefits paid to participants	113,995,462
Other expense, net	374,924
Total deductions	114,370,386

Net increase in net assets available for plan benefits	258,784,196

Net assets available for plan benefits at:
Beginning of year	1,116,017,857

End of year	$1,374,802,053
See accompanying notes to financial statements.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2019 and 2018

(1)     Plan Description
The following brief description of the W. R. Berkley Corporation (the “Company”) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. This brief description is qualified in its entirety by the text of the Plan, and Participants should refer to the Plan for a more complete description of the Plan. Capitalized terms used herein shall have the respective meanings as set forth in the Plan.
(a)    General
The Plan is a defined contribution plan and was established for the benefit of eligible Employees of the Company and its participating subsidiaries. Employees of the Company and its participating subsidiaries become eligible to participate in the Plan for purposes of making Tax-Deferred Contributions, Roth Contributions, Catch-Up Contributions and Rollover Contribution/Transfer Amounts on the date they were first credited with an Hour-of-Service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan allows for mandatory distributions to terminated Participants whose vested Account balance is less than $1,000.
Fidelity Management Trust Company (“Fidelity”) is the Trustee and Fidelity or its affiliates act as the custodian and record keeper for the Plan. The Company has a Profit Sharing Plan Finance Committee (“Finance Committee”) to select the investment alternatives provided by the Plan. The Company has a Profit Sharing Plan Administrative Committee (“Administrative Committee”) to act as the administrator of the Plan (“Plan Administrator”).

(b)    Contributions
Employer Contributions
Each Plan Year, the Company makes an Employer Profit Sharing Contribution to the Plan. The Company’s current minimum Employer Profit Sharing Contribution for each Plan Year is 5% of a Participant’s Earnings for the period of the calendar year that the Employee was a Participant, up to the maximum amount permitted for one year by the Internal Revenue Code of 1986, as amended (“IRC”). The Company’s Employer Profit Sharing Contribution is allocated as follows: 60% to the Participant’s Company Profit Sharing Account, subject to the Plan’s vesting schedule; and 40% to the Participant’s Tax-Deferred Contribution Account, which is 100% vested.
Employer Profit Sharing Contributions are determined separately for each Participating Employer and are allocated as of the last day of the calendar year based on the Participant’s Earnings. Eligible Earnings accrue on the earlier of the first day of the Calendar Quarter following the first full Calendar Quarter in which the Participant completes 250 Hours-of-Service, or on the first day of the Calendar Quarter following the first employment year (the 12 consecutive month period measured from the date of the first Hour-of-Service) in which the Participant completes at least 1,000 Hours-of-Service provided they are an employee on the first day of such Calendar Quarter. If the Participant’s employment during a single Plan Year was divided between two or more Participating Employers, and the Participant is eligible for an Employer Profit Sharing Contribution for the Plan Year, each Participating Employer for which the Participant worked will make the appropriate contribution to the Participant’s Account based on their period of service with, and Earnings from, the Participating Employer.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2019 and 2018

Participant Contributions
Tax-Deferred Contributions
A Participant in the Plan may elect to have voluntary Tax-Deferred Contributions deducted from their pay, for each pay period, in any amount from 1% to 50% of their eligible Earnings. A Participant may also elect to have an amount in excess of 50% of their eligible Earnings for a pay period deducted provided that their aggregate Tax-Deferred Contributions for the calendar year do not exceed 50% of the Participant’s eligible Earnings to date up to a statutory limit ($19,000 for 2019). A Participant may change or suspend their Tax-Deferred Contributions election. Any Employee who fails to make an election with respect to the Tax-Deferred Contributions and/or Roth Contributions shall be deemed to have elected to make Tax-Deferred Contributions to the Plan at an initial rate equal to 1% of Earnings commencing the first payday on or after the 90th day following the Employee’s employment commencement date. The Employee is also automatically enrolled in the Plan's Annual Increase Program, that increases the contribution rate 1% annually as determined by the participants date of hire or adjusted date of hire, whichever is the latest, until capped at 3% after reaching this threshold.
After-Tax Roth Contributions
A Participant may designate part or all of their Plan contributions as either Tax-Deferred Contributions or as after-tax Roth Contributions provided that their aggregate combined Tax-Deferred Contributions and after-tax Roth Contributions for the calendar year do not exceed 50% of the Participant’s Earnings for the Plan year up to a statutory limit ($19,000 for 2019). A Participant may change or suspend their after-tax Roth Contribution election. An in-plan Roth conversion feature is available subject to terms and conditions established by the Plan’s Administrative Committee. Participants may be eligible to convert certain accounts that are eligible for in-service withdrawal (other than hardship withdrawal) to a designated Roth account within the Plan.
Rollover Contributions/Transfer Amounts
A Participant who receives a qualifying rollover distribution from an eligible retirement plan may make a Rollover Contribution into the Plan even though the Participant has not otherwise become eligible to participate in the Plan. Amounts that are attributable to after-tax Roth Contributions may be rolled into the Plan only from another employer’s eligible retirement plan; they may not be rolled into the Plan from a Roth IRA, even if the only monies held in the Roth IRA were previously distributed from an eligible retirement plan.
In addition, amounts attributable to after-tax Roth Contributions must be rolled over to the Plan by means of a Rollover Contribution.
Catch-Up Contributions
In addition to the Tax-Deferred Contributions and/or after-tax Roth Contributions described above, Plan Participants who will be at least 50 years old by the end of the calendar year and who have contributed the maximum amount of Tax-Deferred Contributions and/or after-tax Roth Contributions for the year may make additional Catch-up Contributions to the Plan. For 2019, Tax-Deferred and after-tax Roth Catch-up Contributions had a combined limit of $6,000.
(c)    Participants’ Accounts
Each Participant’s Account is credited with the Participant’s contributions, the appropriate amount of the Company’s Employer Profit Sharing Contributions and an allocation of investment fund earnings or losses in which the Participant has directed his or her contribution. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested Account. The Account of each Participant is valued on a daily basis.
(d)    Vesting
Participants are fully vested in their Tax-Deferred and after-tax Roth Contributions, Roll-Over Contributions, Catch-up Contributions, the Employer Profit Sharing Contribution to their Tax-Deferred Contribution Account, and earnings thereon. Effective January 1, 2007, the vesting percent in the portion of the Employer Profit Sharing Contribution allocated to the Participant’s Company Profit Sharing Account occurs at the rate of 20% per year beginning after two years of continuous employment.
(e)    Payments of Benefits
On Termination of Employment, Retirement or death, a Participant or Participant’s beneficiary may elect to receive the payment of benefits in a lump sum or in annual installments not to exceed 15 years. Distributions to terminated Participants are based upon the closing price of the funds on the date the Participant requests the distribution from Fidelity. Withdrawals to active Participants are based on the date the withdrawals have been approved by the Plan Administrator and are processed by Fidelity.
Hardship withdrawals are allowed under certain circumstances as defined in the Plan. Participants are suspended from making contributions for six months after taking a hardship withdrawal from the Plan.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2019 and 2018

(f)    Forfeitures
Amounts forfeited by non-vested Participants who terminated employment during the year were $1,719,479 and $1,898,297 for the years ended December 31, 2019 and 2018, respectively. The Company allocates these forfeitures in the subsequent year to the Accounts of the remaining active Participants as of the last day of the Plan year. The forfeiture balance totaled $1,849,454 and $2,018,751 as of December 31, 2019 and 2018, respectively.
(g)    Participant Loans
The Plan allows Participants to borrow from their Account. Participants may borrow up to 50% of their vested Account balance; the minimum amount of any loan from the Plan is $1,000, and the maximum amount is the lesser of $50,000 or 50% of the value of the Participant’s vested Account. A Participant may request a loan for any reason and the loan may be repaid over 60 months. For the purchase of a primary residence, however, the loan may be repaid over 25 years. At December 31, 2019 and 2018, there were 1,781 and 1,808 individual loans outstanding, respectively, bearing interest at rates ranging from 3.25% to 9.50% per annum with maturities ranging from 1 to 25 years for both years.
The interest rate charged on the loan and repaid to the Participant’s Account is set to the prime rate as of the first day of the quarter in which the loan originated and is fixed for the duration of the loan. A Participant may have up to two loans outstanding at a time. Repayment of the loan to the Participant’s Account is made through payroll deductions or the loan may be paid in full by a lump-sum payment. A partial repayment is not permitted other than pursuant to the aforementioned payroll deductions or as set forth in the following sentence. A Participant with an outstanding loan balance who separates from service with the Company has the option of repaying the loan in a lump sum or continuing to pay the monthly loan payment amount directly to Fidelity.
(h)    Investments
Participants are responsible for directing the investment of their respective Accounts. Contributions for which the Participant does not provide investment direction are invested in the Plan’s designated default option (“Plan Designated Fund”). The Fidelity Institutional Asset Management (“FIAM”) Target Date Commingled Pool Class R Fund with a target Retirement Date closest to the year the Participant may retire based on their present age and a retirement age of 65, is the Plan Designated Fund. Investment changes requested by Participants are implemented as soon as administratively practical in accordance with the Plan document.
(i)    Plan Expenses
Participants are charged an annual recordkeeping maintenance fee in quarterly installments which is deducted from each Participant’s Account after the end of each quarter. These charges are included in the “Other expense, net” account.

(j)    Revenue Credits
Revenue credits are allocated into eligible participant accounts pro rata into the specific fund that was used to determine the basis, and is allocated pro rata across all sources with that fund balance. These credits are included in the “Other expense, net” account.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2019 and 2018

(2)     Summary of Significant Accounting Policies
The following are the more significant accounting policies followed by the Plan:
(a)    Basis of Accounting and Use of Estimates
The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, as well as disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.
(b)    Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value as further described in note 6.
Purchases and sales of investments are recorded on a trade date basis. Investment purchases that have not been settled as of year-end are recorded as a liability. Realized gains and losses are based on an average cost basis and are included in net appreciation (depreciation) in fair value of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Investment management fees, including brokerage fees and commissions on the purchase and sale of securities and other related portfolio management expenses, are paid from assets of, and applied against the investment performance of, the respective investment funds.
Each Participant is entitled to exercise voting rights attributable to the shares of the W. R. Berkley Corporation Common Stock Fund (“Company Common Stock Fund”) allocated to his or her Account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is permitted to vote any allocated shares for which instructions have not been given by a Participant in the same proportion as those allocated shares for which instructions were given by Participants.
(c)    Payment of Benefits
Benefit payments are recorded when paid.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2019 and 2018

(3)     Risks and Uncertainties
The Plan offers a number of investment options including the Company Common Stock Fund and a variety of pooled investment funds, which consist of registered investment companies and common collective trusts. The investment funds are comprised of U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participant Account balances and the Statement of Changes in Net Assets Available for Plan Benefits.
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all Participant-directed fund elections. Additionally, the investments within each Participant-directed fund election are further diversified into varied financial instruments, with the exception of the Company Common Stock Fund, which principally invests in a security of a single issuer. Approximately 12% and 11% of the Plan’s net assets were invested in the Company Common Stock Fund as of December 31, 2019 and 2018, respectively.
The Plan investments include mutual funds and common collective trusts that may directly or indirectly invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.
(4)     Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
In the event of termination of the Plan, all amounts credited to the Participants will become fully vested, and all assets remaining after payments of any expenses properly chargeable against the Plan will be distributed to the Participants pro rata in accordance with the value of each Participant’s Account on the date of such termination.
(5)     Tax Status
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated October 31, 2017 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is currently designed, and being operated, in compliance with the applicable requirements of the IRC.
GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.
The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.
The Plan is subject to routine audits by various taxing jurisdictions. There are currently no audits for any periods in progress.
(6)     Fair Value Measurement of Investments
Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. The Plan utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:
Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 — Quoted prices for similar assets or valuations based on inputs that are observable.
Level 3 — Estimates of fair value based on internal pricing methodologies using unobservable inputs. Unobservable inputs are only used to measure fair value to the extent that observable inputs are not available.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2019 and 2018

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the ultimate settlement of the financial asset as these values do not represent any premium or discount that could result from selling an entire holding of a particular financial asset at one time. Other expenses that would be incurred in an actual sale or settlement are not included in the amounts disclosed.
The following is a description of the valuation methodologies used for assets measured at fair value.
Money Market Funds and Mutual Funds - Valued at the closing price reported on the active market on which the individual securities are traded.
W. R. Berkley Corporation Common Stock Fund - Consists of a small amount of cash and W. R. Berkley Corporation common stock. The stock is valued at the closing price reported on the active market on which the individual securities are traded.
Common Collective Trusts - Valued at the Net Asset Value based on the collective trust’s underlying investments as determined by the fund’s issuer. Redemptions from these collective trust funds generally can be made daily and are determined to have a readily determinable fair value.
Other Investment - Consists of short term investments and varies with the amount of cash awaiting investment and with participant activity in the W. R. Berkley Corporation common stock Fund (contributions, redemptions, exchanges, withdrawals, etc.)
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes to the valuation methodologies in 2019 or 2018.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019 and 2018:

	Fair Value Measurements at December 31, 2019
		Quoted or published prices in active markets	Significant
			other	Significant
	Total assets		observable	unobservable
	measured at		market data	market data
	fair value	(Level 1)	(Level 2)	(Level 3)
W. R. Berkley Corporation Common Stock Fund	$158,637,278	$158,637,278	—	—
Mutual Funds	300,032,826	300,032,826	—	—
Common Collective Trusts	784,735,181	784,735,181	—	—
Money Market funds	70,107,056	70,107,056	—	—
Other Investments	219,244	219,244	—	—
Total Investments	$1,313,731,585	$1,313,731,585	—	—

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2019 and 2018

	Fair Value Measurements at December 31, 2018
		Quoted or published prices in active markets	Significant
			other	Significant
	Total assets		observable	unobservable
	measured at		market data	market data
	fair value	(Level 1)	(Level 2)	(Level 3)
W. R. Berkley Corporation Common Stock Fund	$117,961,742	$117,961,742	—	—
Mutual Funds	367,482,766	367,482,766	—	—
Common Collective Trusts	505,296,619	505,296,619	—	—
Money Market funds	67,670,107	67,670,107	—	—
Other Investments	109,658	109,658	—	—
Total Investments	$1,058,520,892	$1,058,520,892	—	—

(7)Related Party Transactions
Certain Plan investments are managed or sponsored by Fidelity Investments, an affiliate of Fidelity who is the Trustee as defined by the Plan and accordingly, these transactions with Fidelity Investments qualify as party-in-interest transactions. Investments in the Company Common Stock Fund also qualify as party-in-interest transactions.
(8)Subsequent Events
Since December 31, 2019 many countries have experienced an outbreak of the novel strain of coronavirus (“COVID-19”). On March 11, 2020, the World Health Organization declared the disease to be a global pandemic. The Pandemic has adversely affected the global economy by, among other things, disrupting supply chains, lowering equity market valuations, creating significant volatility and disruption in financial markets, and increasing unemployment levels. The full impact of COVID-19 on the economy and on the Plan is uncertain and not within the Company’s control. Because the Plan's individual investment values fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and the related impact on the Plan's liquidity cannot be determined at this time.
On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), which included several relief provisions available to tax qualified retirement plans and their participants. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the Plan document. The Plan has adopted the provision that allows eligible plan participants to request penalty-free distributions of up to $100,000 before December 31, 2020 for qualifying reasons associated with the COVID-19 pandemic.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Year ended December 31, 2019

	Total That Constitute Nonexempt Prohibited Transactions
Participant Contributions
Transferred Late to Plan	Not Corrected	Corrected Outside VFCP	Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE

$5,818	—	$5,818	—	—
It was noted that there was an unintentional delay by the Plan Sponsor in submitting employee contributions to the Plan. The 5 day delay on the submission of the withholding amount of $5,818 resulted in lost interest of $4 that was paid in 2019. The Participants’ contributions have been credited and the lost interest has been reimbursed to the Plan.
See accompanying report of independent registered public accounting firm.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2019

		Current value at
		December 31, 2019
Identity of issuer	Description and number of shares
* W. R. Berkley Corporation Common Stock Fund	Common Stock Fund: 2,295,764 shares	$158,637,278
Total Common Stock Fund		$158,637,278

* Fidelity® Government Income Fund	Mutual Funds: 1,636,372 shares	17,149,173
* Fidelity® Small Cap Discovery Fund	Mutual Funds: 1,566,456 shares	36,247,785
* Fidelity® Puritan® Fund - Class K	Mutual Funds: 2,089,082 shares	47,484,830
Invesco Small Cap Growth Fund Class R6	Mutual Funds: 609,733 shares	25,188,050
JPMorgan Mid Cap Value Fund Class L	Mutual Funds: 422,779 shares	16,771,625
Metropolitan West Total Return Bond Fund Plan Class	Mutual Funds: 4,327,957 shares	44,534,674
MFS International Diversification Fund Class R6	Mutual Funds: 1,751,332 shares	36,900,556
Neuberger Berman Mid Cap Growth Fund Class R6	Mutual Funds: 599,376 shares	9,476,132
Vanguard Inflation-Protected Securities Fund Institutional Shares	Mutual Funds: 999,267 shares	10,532,275
Vanguard Equity-Income Fund Admiral Shares	Mutual Funds: 700,700 shares	55,747,726
Total Mutual Funds		300,032,826

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2019

		Current value at
		December 31,
Identity of issuer	Description and number of shares	2019
* FIAM Target Date 2010 Commingled Pool Class R	Collective Trusts: 150,163 shares	2,692,420
* FIAM Target Date 2015 Commingled Pool Class R	Collective Trusts: 585,326 shares	10,781,713
* FIAM Target Date 2020 Commingled Pool Class R	Collective Trusts: 2,329,928 shares	42,660,980
* FIAM Target Date 2025 Commingled Pool Class R	Collective Trusts: 3,635,852 shares	69,953,785
* FIAM Target Date 2030 Commingled Pool Class R	Collective Trusts: 3,881,896 shares	75,075,877
* FIAM Target Date 2035 Commingled Pool Class R	Collective Trusts: 2,550,616 shares	51,803,014
* FIAM Target Date 2040 Commingled Pool Class R	Collective Trusts: 1,899,909 shares	38,188,162
* FIAM Target Date 2045 Commingled Pool Class R	Collective Trusts: 1,579,178 shares	31,899,400
* FIAM Target Date 2050 Commingled Pool Class R	Collective Trusts: 1,181,313 shares	23,519,934
* FIAM Target Date 2055 Commingled Pool Class R	Collective Trusts: 558,260 shares	11,918,842
* FIAM Target Date 2060 Commingled Pool Class R	Collective Trusts: 204,796 shares	2,930,628
* FIAM Target Date 2065 Commingled Pool Class R	Collective Trusts: 9 shares	96
* FIAM Target Date Income Commingled Pool Class R	Collective Trusts: 38,593 shares	581,211
* Fidelity® Contrafund® Commingled Pool	Collective Trusts: 7,912,637 shares	162,446,438
* Fidelity® Growth Company Commingled Pool	Collective Trusts: 4,575,185 shares	116,026,685
State Street Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund Class II	Collective Trusts: 1,482,088 shares	16,783,167
State Street Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund Class II	Collective Trusts: 1,736,867 shares	19,567,546
State Street S&P 500® Index Securities Lending Series Fund Class II	Collective Trusts: 6,932,350 shares	91,139,608
State Street U.S. Bond Index Securities Lending Series Fund Class XIV	Collective Trusts: 1,534,616 shares	16,765,675
Total Common Collective Trusts		784,735,181

Vanguard Federal Money Market Fund Investor Shares	Mutual Funds: 70,107,056 shares	70,107,056
Total Money Market Funds		70,107,056

* Participant loans	1,781 Participant loans (interest rates range from 3.25% to 9.50% per annum with maturities ranging from 1 to 25 years)	16,832,548

Other Investments	Consists of short term investments	219,244

Total investments and participant loans		$1,330,564,133
* Party-in-interest as defined by ERISA
See accompanying report of independent registered public accounting firm.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the Finance Committee of W. R. Berkley Corporation Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

W. R. BERKLEY CORPORATION
PROFIT SHARING PLAN
/s/ Richard M. Baio
By	Richard M. Baio
Member, Profit Sharing Plan
Administrative Committee

June 29, 2020

Exhibit Index
Exhibit 23            Consent of Independent Registered Public Accounting Firm